

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

12 December 2002



02 DEC 30 AM 9: 39

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fir
450 Fifth Street, N.W.
Washington, D.C. 20549



02060837

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 12 December 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
JAN 1 4 2003
THOMSON
FINANCIAL

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-021212

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748



London
STOCK EXCHANGE

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Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Karen Houlihan
Contact Telephone No	0161 232 6586
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

 MyTravel Group plc

2. Name of shareholder having a major interest

 Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is

person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

Name of registered holder	Number of shares held
HSBC Global Custody Nominee (UK) Ltd A/c 775245	2,255,834
HSBC Global Custody Nominee (UK) Ltd A/c 357206	11,553,349
HSBC Global Custody Nominee (UK) Ltd A/c 866203	568,400
HSBC Global Custody Nominee (UK) Ltd A/c 360509	563,150

14,940,733

5. Number of shares / amount of stock acquired

120,000

6. Percentage of issued class

0.02%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

9 December 2002

11. Date company informed

11 December 2002

12. Total holding following this notification

14,940,733

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux, Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notific.

Gregory McMahon, Group Company Secretary

Date of notification

12 December 2002

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